Form U-3A-2
                                                              File No. 69-221
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.
                                   FORM U-3A-2

                 Statement by Holding Company Claiming Exemption
               Under Rule U-3A-2 from the Provisions of the Public
                       Utility Holding Company Act of 1935

                         PENNSYLVANIA ENTERPRISES, INC.
                                (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

                 1.  Name and Business of Claimant and Subsidiaries

      The name of the Claimant is Pennsylvania Enterprises, Inc., a corporation organized under the laws of the Commonwealth of Pennsylvania having its principal office at One PEI Center, Wilkes-Barre, Pennsylvania 18711. The Claimant is a holding company with two groups of operating subsidiaries, regulated and nonregulated, as follows:

Regulated Subsidiaries

      PG Energy Inc. and Honesdale Gas Company PG Energy Inc. ("PG Energy") and its wholly-owned subsidiary, Honesdale Gas Company ("Honesdale"), both Pennsylvania corporations having their principal office at One PEI Center, Wilkes-Barre, Pennsylvania 18711, distribute natural gas to an area in northeastern Pennsylvania lying within the counties of Luzerne, Lackawanna, Lycoming, Wyoming, Northumberland, Wayne, Columbia, Union, Montour, Snyder, Susquehanna, Pike and Clinton, a territory that includes the cities of Wilkes-Barre, Scranton and Williamsport. As of December 31, 1998, PG Energy and Honesdale provided service to approximately 152,200 customers.

      PG Energy has one additional subsidiary, Penn Gas Development Co., which is more fully described below. The aggregate total assets of this subsidiary at December 31, 1998, were less than 0.5% of PG Energy's total assets.

Nonregulated Subsidiaries

      Penn Gas Development Co. ("PGD"), a Pennsylvania corporation having its principal office at One PEI Center, Wilkes-Barre, Pennsylvania 18711, is a wholly-owned subsidiary of PG Energy. PGD's primary activity was the encouragement of the sale of natural gas by providing secondary financing to developers and owners of properties using natural gas. At present, PGD is not providing any such financing and is inactive.

      PG Energy Services Inc. ("Energy Services"), a Pennsylvania corporation having its principal office at One PEI Center, Wilkes-Barre, Pennsylvania 18711 (formerly known as Pennsylvania Energy Resources, Inc.), markets a broad array of energy and energy-related products and services, including the sale of natural gas and electricity to residential, commercial and industrial users, the sale of propane on both a retail and a wholesale level, and the inspection, maintenance and servicing of residential and small commercial gas-fired equipment.

      Pennsylvania Energy Resources, Inc., a Pennsylvania corporation having its principal office at One PEI Center, Wilkes-Barre, Pennsylvania 18711, was formed as a new subsidiary on April 8, 1997, and is an inactive name-holding corporation.

      Keystone Pipeline Services, Inc. ("Keystone"), a Delaware corporation having its principal office at One PEI Center, Wilkes-Barre, Pennsylvania 18711, is a wholly-owned subsidiary of Energy Services. Keystone provides specialized pipeline distribution services for utilities, including keyhole vacuum excavation, camera inspection and bridge pipeline rehabilitation, as well as the installation of mains and services for the natural gas, water and sewer industry and the installation of fiber optic cable.

      Theta Land Corporation ("Theta") is a Pennsylvania corporation having its principal office at One PEI Center, Wilkes-Barre, Pennsylvania 18711. Theta provides land management and development services for the land holdings of the claimant's subsidiaries.

                 2.  Properties of Claimant and Subsidiaries

      The Claimant does not own any properties, and its assets consist primarily of investments in the common stock of its subsidiaries, as described herein. The natural gas properties of PG Energy and Honesdale consist primarily of 2,439 miles of distribution lines, eleven city gate and 81 major regulating stations, and miscellaneous related and additional property, all of which are located in Pennsylvania. Additionally, PG Energy owns approximately 44,000 acres of land, Theta owns approximately 1,000 acres of land and Power Corp owns approximately 150 acres of land, all of which are in Pennsylvania. Neither PG Energy nor Honesdale has natural gas producing fields, pipelines receiving gas at the borders of Pennsylvania or properties located outside of Pennsylvania.

                 3.  Natural Gas Distributed in 1998

      During the calendar year 1998, PG Energy and Honesdale were the only operating public utility companies of the Claimant and its subsidiaries distributing natural gas. The following data for the calendar year 1998 relates to PG Energy and Honesdale:

(a) Natural or manufactured gas distributed in Pennsylvania at retail - 46.0 billion cubic feet (BCF), with associated sales revenue of $157,843,853.
(b)   Natural or  manufactured  gas  distributed at retail outside  Pennsylvania
      - None.
(c) Natural or manufactured gas sold at wholesale outside Pennsylvania or at the State line - None.
(d) Natural or manufactured gas purchased outside Pennsylvania or at the State line - 22.8 BCF, with associated expense of $87,865,000.


4.  Interest in Exempt Wholesale Generators or Foreign Utility
     Companies

      In July, 1998, PEI Power Corporation ("Power Corp"), a Pennsylvania corporation having its principal office at One PEI Center, Wilkes-Barre, Pennsylvania 18711, began generating and selling electricity. Power Corp is an exempt wholesale generator within the meaning of the Public Utility Holding Company Act of 1935, as amended. The following data for the calendar year 1998 relates to Power Corp:

(a) Electricity is generated from natural gas and methane at the following cogeneration facility:

      Archbald Power Plant
      170 Power Boulevard
      Archbald, PA  18403

(b)  Power Corp, a wholly-owned subsidiary of the Claimant, owns the facility.
(c) The Claimant's investment in the common stock of Power Corp totals $3,967,000. In addition, claimant is the guarantor with respect to $10.0 million of unsecured revolving bank credit which has been secured by Power Corp and under the terms of which Power Corp had borrowed $8.0 million as of December 31, 1998.
(d) The total capitalization of Power Corp, including bank borrowings and advances from the Claimant, was $17,697,618 at December 31, 1998. Its loss for the year then ended was $591,657.
(e) A contract between Power Corp and Energy Services dated May 7, 1998, provides for the sale and delivery by Energy Services, and the purchase and receipt by Power Corp, of certain volumes of natural gas during the period July, 1998 through September, 1999, at a fixed price per MMBTU which varies from month to month.

                                    EXHIBIT A

      A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the calendar year 1998, together with a consolidating balance sheet of the Claimant and its subsidiary companies as of the close of such calendar year, is filed as Exhibit A hereto.

                                    EXHIBIT B

      A Financial Data Schedule for the Claimant for the calendar year 1998 is filed as Exhibit B hereto.

                                    EXHIBIT C

      Not applicable

      The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 1st day of March, 1999.

                                           PENNSYLVANIA ENTERPRISES, INC.
                                                  (Name of Claimant)


                                     By           /s/ John F. Kell, Jr.
                                                      John F. Kell, Jr.
                                            Vice President, Financial Services

Corporate Seal


Attest:



/s/   Donna M. Abdalla
      Donna M. Abdalla
          Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


              Donna M. Abdalla
              Secretary
              Pennsylvania Enterprises, Inc.
              One PEI Center
              Wilkes-Barre, PA 18711

Copy to:

              Garett J. Albert, Esquire
              Hughes Hubbard & Reed LLP
              One Battery Park Plaza
              New York, New York 10004

                 PENNSYLVANIA ENTERPRISES, INC. AND SUBSIDIARIES
 Consolidating Statement of Income and Retained Earnings as of December 31, 1998
                             (Thousands of Dollars)

                                                                   PG                                       PEI
                                                                ENERGY (1)     THETA       PGES (2)        POWER
                                                              ------------------------   -------------  ------------
                                                              -------------  ---------   -------------  ------------

OPERATING REVENUES:
  Energy Products and Services -
    Regulated                                               $ 158,951      $    --        $    --       $    --
    Nonregulated                                                 --             --           35,994         1,507
  Pipeline construction and services                             --             --           12,215          --
                                                            ---------      ---------      ---------     ---------
      Total operating revenues                                158,951           --           48,209         1,507
                                                            ---------      ---------      ---------     ---------

OPERATING EXPENSES:
  Cost of gas and other energy                                 86,164           --           31,655          --
  Operation and maintenance                                    29,721           --           14,412         2,144
  Depreciation                                                  9,627           --              705           114
  Income taxes                                                  4,237           --              455          (419)
  Taxes other than income taxes                                11,174           --              181            48
                                                            ---------      ---------      ---------     ---------
    Total operating expenses                                  140,923           --           47,408         1,887
                                                            ---------      ---------      ---------     ---------

OPERATING INCOME  (LOSS)                                       18,028           --              801          (380)

OTHER INCOME (DEDUCTIONS) , NET                                   651           (116)           162          --
                                                            ---------      ---------      ---------     ---------

INCOME (LOSS) BEFORE INTEREST CHARGES                          18,679           (116)           963          (380)
                                                            ---------      ---------      ---------     ---------

INTEREST CHARGES:
  Interest on long-term debt                                   10,204           --              204            41
  Other interest                                                  398           --              179           171
  Allowance for borrowed funds used during construction           (94)          --             --            --
                                                            ---------      ---------      ---------     ---------
      Total interest charges                                   10,508           --              383           212
                                                            ---------      ---------      ---------     ---------

INCOME (LOSS) BEFORE SUBSIDIARY'S PREFERRED
  STOCK DIVIDENDS                                               8,171           (116)           580          (592)

SUBSIDIARY'S PREFERRED STOCK DIVIDENDS                          1,191           --             --            --
                                                            ---------      ---------      ---------     ---------

NET INCOME (LOSS)                                               6,980           (116)           580          (592)

RETAINED EARNINGS (DEFICIT):
  Beginning of year                                            41,606            (10)         2,232          --
  Premiums on redemption of preferred stock                    (1,022)          --             --            --
  Dividends on common stock                                      (416)          --             --            --
                                                            ---------      ---------      ---------     ---------
  End of year                                               $  47,148      $    (126)     $   2,812     $    (592)
                                                            =========      =========      =========     =========



                                                                                        CONSOLIDATING
                                                               PEI          COMBINED       ENTRIES      CONSOLIDATED
                                                            -----------   ----------   --------------   ------------
OPERATING REVENUES:                                         -----------   ----------   --------------   ------------
  Energy Products and Services -
    Regulated                                               $    --        $ 158,951      $    (227)     $ 158,724
    Nonregulated                                                 --           37,501         (1,108)        36,393
  Pipeline construction and services                             --           12,215           --           12,215
                                                            ---------      ---------      ---------      ---------
      Total operating revenues                                   --          208,667         (1,335)       207,332
                                                            ---------      ---------      ---------      ---------

OPERATING EXPENSES:
  Cost of gas and other energy                                   --          117,819           (130)       117,689
  Operation and maintenance                                       563         46,840         (1,217)        45,623
  Depreciation                                                   --           10,446           --           10,446
  Income taxes                                                   (331)         3,942              5          3,947
  Taxes other than income taxes                                    25         11,428           --           11,428
                                                            ---------      ---------      ---------      ---------
    Total operating expenses                                      257        190,475         (1,342)       189,133
                                                            ---------      ---------      ---------      ---------

OPERATING INCOME  (LOSS)                                         (257)        18,192              7         18,199

OTHER INCOME (DEDUCTIONS) , NET                                 9,198          9,895         (8,234)         1,661
                                                            ---------      ---------      ---------      ---------

INCOME (LOSS) BEFORE INTEREST CHARGES                           8,941         28,087         (8,227)        19,860
                                                            ---------      ---------      ---------      ---------

INTEREST CHARGES:
  Interest on long-term debt                                    1,283         11,732         (1,051)        10,681
  Other interest                                                  148            896           (324)           572
  Allowance for borrowed funds used during construction          --              (94)          --              (94)
                                                            ---------      ---------      ---------      ---------
      Total interest charges                                    1,431         12,534         (1,375)        11,159
                                                            ---------      ---------      ---------      ---------

INCOME (LOSS) BEFORE SUBSIDIARY'S PREFERRED
  STOCK DIVIDENDS                                               7,510         15,553         (6,852)         8,701

SUBSIDIARY'S PREFERRED STOCK DIVIDENDS                           --            1,191           --            1,191
                                                            ---------      ---------      ---------      ---------

NET INCOME (LOSS)                                               7,510         14,362         (6,852)         7,510

RETAINED EARNINGS (DEFICIT):
  Beginning of year                                            50,295         94,123        (43,828)        50,295
  Premiums on redemption of preferred stock                    (1,022)        (2,044)         1,022         (1,022)
  Dividends on common stock                                   (12,020)       (12,436)           416        (12,020)
                                                            ---------      ---------      ---------      ---------
  End of year                                               $  44,763      $  94,005      $ (49,242)     $  44,763
                                                            =========      =========      =========      =========



NOTES:
  Individual companies are identified in column headings and elsewhere as follows: PG ENERGY - PG Energy Inc. THETA - Theta Land Corporation PGES - PG Energy Services, Inc. PEI POWER - PEI Power Corporation PEI - Pennsylvania Enterprises, Inc.

(1) Includes the consolidated accounts of Honesdale Gas Company, a wholly-owned subsidiary of PG Energy Inc.
(2) Includes the consolidated accounts of Keystone Pipeline Services, Inc., a wholly-owned subsidiary of PG Energy Services, Inc.

                 PENNSYLVANIA ENTERPRISES, INC. AND SUBSIDIARIES
                  Summary of Consolidating Statement of Income
              and Retained Earnings Entries as of December 31, 1998

                                                           ENTRY TO         ENTRY TO     ENTRY TO     ENTRY TO
                                                           ELIMINATE       ELIMINATE    ELIMINATE    ELIMINATE
                                                          INTERCOMPANY    INTERCOMPANY INTERCOMPANY  SUBSIDIARY
                                                           INTEREST          SALES         RENT       EARNINGS        TOTAL

OPERATING REVENUES:
  Energy Products and Services -
    Regulated                                               $   --        $   (191)     $    (36)     $   --        $   (227)
    Nonregulated                                                --          (1,108)         --            --          (1,108)
  Pipeline construction and services                            --            --            --            --            --
                                                            --------      --------      --------      --------      --------
      Total operating revenues                                  --          (1,299)          (36)         --          (1,335)
                                                            --------      --------      --------      --------      --------

OPERATING EXPENSES:
  Cost of gas and other energy                                  --            (130)         --            --            (130)
  Operation and maintenance                                     --          (1,169)          (48)         --          (1,217)
  Depreciation                                                  --            --            --            --            --
  Income taxes                                                  --            --               5          --               5
  Taxes other than income taxes                                 --            --            --            --            --
                                                            --------      --------      --------      --------      --------
    Total operating expenses                                    --          (1,299)          (43)         --          (1,342)
                                                            --------      --------      --------      --------      --------

OPERATING INCOME  (LOSS)                                        --            --               7          --               7

OTHER INCOME (DEDUCTIONS) , NET                               (1,375)         --              (7)       (6,852)       (8,234)
                                                            --------      --------      --------      --------      --------

INCOME (LOSS) BEFORE INTEREST CHARGES                         (1,375)         --            --          (6,852)       (8,227)
                                                            --------      --------      --------      --------      --------

INTEREST CHARGES:
  Interest on long-term debt                                  (1,051)         --            --            --          (1,051)
  Other interest                                                (324)         --            --            --            (324)
  Allowance for borrowed funds used during construction         --            --            --            --            --
                                                            --------      --------      --------      --------      --------
      Total interest charges                                  (1,375)         --            --            --          (1,375)
                                                            --------      --------      --------      --------      --------

INCOME (LOSS) BEFORE SUBSIDIARY'S PREFERRED
  STOCK DIVIDENDS                                               --            --            --          (6,852)       (6,852)

SUBSIDIARY'S PREFERRED STOCK DIVIDENDS                          --            --            --            --            --
                                                            --------      --------      --------      --------      --------

NET INCOME (LOSS)                                               --            --            --          (6,852)       (6,852)

RETAINED EARNINGS (DEFICIT):
  Beginning of year                                             --            --            --         (43,828)      (43,828)
  Premiums on redemption of preferred stock                     --            --            --           1,022         1,022
  Dividends on common stock                                     --            --            --             416           416
                                                            --------      --------      --------      --------      --------
  End of year                                               $   --        $   --        $   --        $(49,242)     $(49,242)
                                                             ========      ========      ========      ========      ========

                 PENNSYLVANIA ENTERPRISES, INC. AND SUBSIDIARIES
               Consolidating Balance Sheet as of December 31, 1998
                             (Thousands of Dollars)

                                                       PG                                        PEI
                                                      ENERGY (1)    THETA       PGES (2)        POWER
                                                    ----------     ---------   -----------    -----------
                                                    ----------     ---------   -----------    -----------

ASSETS

UTILITY PLANT:
  At original cost                                   $ 376,685      $    --        $    --        $    --
  Accumulated depreciation                             (95,735)          --             --             --
                                                     ---------      ---------      ---------      ---------
                                                       280,950           --             --             --
                                                     ---------      ---------      ---------      ---------


OTHER PROPERTY AND INVESTMENTS:
  Nonutility property and equipment                      4,419            299         11,664         15,506
  Accumulated depreciation                                (469)           (58)        (4,823)          (110)
  Other                                                     31          1,924            264           --
                                                     ---------      ---------      ---------      ---------
                                                         3,981          2,165          7,105         15,396
                                                     ---------      ---------      ---------      ---------


CURRENT ASSETS:
  Cash and cash equivalents                                768           --               39           --
  Restricted cash - common stock subscribed               --             --             --             --
  Accounts receivable -
    Customers                                           18,475           --            7,538            246
    Affiliates                                            --              175             63           --
    Others                                                 269              1           --             --
    Reserve for uncollectible accounts                  (1,080)          --             (385)          --
  Unbilled revenues                                     11,472           --              775           --
  Materials and supplies, at average cost                2,758           --              295           --
  Gas held by suppliers, at average cost                22,320           --              356           --
  Deferred cost of gas and supplier refunds, net         6,058           --             --             --
  Prepaid income taxes                                   1,560            (11)           293              7
  Prepaid expenses and other                             2,582              4             45             82
                                                     ---------      ---------      ---------      ---------
                                                        65,182            169          9,019            335
                                                     ---------      ---------      ---------      ---------


DEFERRED CHARGES:
  Regulatory assets -
    Deferred taxes collectible                          31,097           --             --             --
    Other                                                8,598           --             --             --
  Unamortized debt expense                                 964           --             --             --
  Other                                                     25           --              136           --
                                                     ---------      ---------      ---------      ---------
                                                        40,684           --              136           --
                                                     ---------      ---------      ---------      ---------



TOTAL ASSETS                                         $ 390,797      $   2,334      $  16,260      $  15,731
                                                     =========      =========      =========      =========

                                                                               CONSOLIDATING
                                                       PEI         COMBINED       ENTRIES      CONSOLIDATED
 ASSETS                                              ---------     ---------   -------------   ------------
                                                     ---------     ---------   -------------   ------------
UTILITY PLANT:
  At original cost                                   $    --       $ 376,685      $    --        $ 376,685
  Accumulated depreciation                                --         (95,735)          --          (95,735)
                                                     ---------     ---------      ---------      ---------
                                                          --         280,950           --          280,950
                                                     ---------     ---------      ---------      ---------


OTHER PROPERTY AND INVESTMENTS:
  Nonutility property and equipment                       --          31,888            (72)        31,816
  Accumulated depreciation                                --          (5,460)          --           (5,460)
  Other                                                152,044       154,263       (151,967)         2,296
                                                     ---------     ---------      ---------      ---------
                                                       152,044       180,691       (152,039)        28,652
                                                     ---------     ---------      ---------      ---------


CURRENT ASSETS:
  Cash and cash equivalents                               --             807           --              807
  Restricted cash - common stock subscribed                452           452           --              452
  Accounts receivable -
    Customers                                             --          26,259           --           26,259
    Affiliates                                            --             238           (238)          --
    Others                                                 541           811           --              811
    Reserve for uncollectible accounts                    --          (1,465)          --           (1,465)
  Unbilled revenues                                       --          12,247           --           12,247
  Materials and supplies, at average cost                 --           3,053           --            3,053
  Gas held by suppliers, at average cost                  --          22,676           --           22,676
  Deferred cost of gas and supplier refunds, net          --           6,058           --            6,058
  Prepaid income taxes                                     241         2,090           --            2,090
  Prepaid expenses and other                              --           2,713           --            2,713
                                                     ---------     ---------      ---------      ---------
                                                         1,234        75,939           (238)        75,701
                                                     ---------     ---------      ---------      ---------


DEFERRED CHARGES:
  Regulatory assets -
    Deferred taxes collectible                            --          31,097           --           31,097
    Other                                                 --           8,598           --            8,598
  Unamortized debt expense                                  50         1,014           --            1,014
  Other                                                     29           190           --              190
                                                     ---------     ---------      ---------      ---------
                                                            79        40,899           --           40,899
                                                     ---------     ---------      ---------      ---------



TOTAL ASSETS                                         $ 153,357     $ 578,479      $(152,277)     $ 426,202
                                                     =========     =========      =========      =========



(1) Includes the consolidated accounts of Honesdale Gas Company, a wholly-owned subsidiary of PG Energy Inc. (2) Includes the consolidated accounts of Keystone Pipeline Services, Inc., a wholly-owned subsidiary of PG Energy Services Inc.

                 PENNSYLVANIA ENTERPRISES, INC. AND SUBSIDIARIES
     Summary of Consolidating Balance Sheet Entries as of December 31, 1998

                             (Thousands of Dollars)

                                                                    ENTRY TO        ENTRY TO    ENTRY TO ELIMINATE
                                                    ENTRY TO        ELIMINATE       ELIMINATE      INTERCOMPANY
                                                   ELIMINATE      INTERCOMPANY       GAIN ON      LONG-TERM DEBT
                                                  INVESTMENT IN  ACCOUNTS PAYABLE  INTERCOMPANY    AND ACCRUED
                                                   SUBSIDIARIES   AND RECEIVABLE   SALE OF ASSETS   INTEREST       TOTAL
                                                  -------------  ----------------  -------------- -------------- --------
ASSETS

UTILITY PLANT:
  At original cost                                   $    --        $    --        $    --        $    --        $    --
  Accumulated depreciation                                --             --             --             --             --
                                                     ---------      ---------      ---------      ---------      ---------
                                                     ---------      ---------      ---------      ---------      ---------
                                                     ---------      ---------      ---------      ---------      ---------


OTHER PROPERTY AND INVESTMENTS:
  Nonutility property and equipment                       --              (72)          --              (72)
  Accumulated depreciation                                --             --             --             --
  Other                                               (135,849)        (9,154)          --           (6,964)      (151,967)
                                                     ---------      ---------      ---------      ---------      ---------
                                                      (135,849)        (9,154)           (72)        (6,964)      (152,039)
                                                     ---------      ---------      ---------      ---------      ---------


CURRENT ASSETS:
  Cash and cash equivalents                               --             --             --             --             --
  Restricted cash - common stock subscribed               --             --             --             --             --
  Accounts receivable -
    Customers                                             --             --             --             --             --
    Affiliates                                            --             (238)          --             --             (238)
    Others                                                --             --             --             --             --
    Reserve for uncollectible accounts                    --             --             --             --             --
  Unbilled revenues                                       --             --             --             --             --
  Materials and supplies, at average cost                 --             --             --             --             --
  Gas held by suppliers, at average cost                  --             --             --             --             --
  Deferred cost of gas and supplier refunds, net          --             --             --             --             --
  Prepaid income taxes                                    --             --             --             --             --
  Prepaid expenses and other                              --             --             --             --             --
                                                     ---------      ---------      ---------      ---------      ---------
                                                          --             (238)          --             --             (238)
                                                     ---------      ---------      ---------      ---------      ---------


DEFERRED CHARGES:
  Regulatory assets -
    Deferred taxes collectible                            --             --             --             --             --
    Other                                                 --             --             --             --             --
  Unamortized debt expense                                --             --             --             --             --
  Other                                                   --             --             --             --             --
                                                     ---------      ---------      ---------      ---------      ---------
                                                     ---------      ---------      ---------      ---------      ---------
                                                     ---------      ---------      ---------      ---------      ---------



TOTAL ASSETS                                         $(135,849)     $  (9,392)     $     (72)     $  (6,964)     $(152,277)
                                                     =========      =========      =========      =========      ========

                 PENNSYLVANIA ENTERPRISES, INC. AND SUBSIDIARIES
               Consolidating Balance Sheet as of December 31, 1998
                             (Thousands of Dollars)

                                                     PG                                     PEI
                                                   ENERGY (1)   THETA       PGES (2)       POWER
                                                 -----------  ----------   ----------     --------
                                                 -----------  ----------   ----------     ---------

CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common shareholders' investment                $ 126,638     $   1,539     $   3,812     $   3,375
  Preferred stock of PG Energy -
    Not subject to mandatory redemption, net         4,831          --            --            --
    Subject to mandatory redemption                    240          --            --            --
  Long-term debt                                    95,000          --            --           3,000
                                                   226,709         1,539         3,812         6,375

CURRENT LIABILITIES:
  Current portion of long-term debt                 68,248          --            --            --
  Notes payable                                      1,200          --            --           5,000
  Accounts payable                                    --            --
    Suppliers                                       15,659            20         5,624         1,065
    Affiliates, net                                    677           714         4,840         3,161
  Accrued general business and realty taxes          1,464            11           271          --
  Accrued interest                                   1,807          --            --            --
  Other                                              1,149            44           606           125
                                                    90,204           789        11,341         9,351



DEFERRED CREDITS:
  Deferred income taxes                             60,211             6           899          --
  Unamortized investment tax credits                 4,424          --            --            --
  Operating reserves                                 2,836          --            --            --
  Other                                              6,413          --             208             5
                                                    73,884             6         1,107             5





TOTAL CAPITALIZATION AND LIABILITIES             $ 390,797     $   2,334     $  16,260     $  15,731

                                                                           CONSOLIDATING
                                                    PEI         COMBINED     ENTRIES        CONSOLIDATED
                                                  -------     ------------  -------------   ------------
                                                  -------     ------------- -------------   ------------

CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common shareholders' investment                $ 132,811      $ 268,175      $(135,849)     $ 132,326
  Preferred stock of PG Energy -
    Not subject to mandatory redemption, net          --            4,831           --            4,831
    Subject to mandatory redemption                   --              240           --              240
  Long-term debt                                      --           98,000           --           98,000
                                                   132,811        371,246       (135,849)       235,397

CURRENT LIABILITIES:
  Current portion of long-term debt                 20,000         88,248         (6,900)        81,348
  Notes payable                                       --            6,200           --            6,200
  Accounts payable
    Suppliers                                            2         22,370           --           22,370
    Affiliates, net                                   --            9,392         (9,392)          --
  Accrued general business and realty taxes             18          1,764           --            1,764
  Accrued interest                                      68          1,875            (64)         1,811
  Other                                               --            1,924           --            1,924
                                                    20,088        131,773        (16,356)       115,417



DEFERRED CREDITS:
  Deferred income taxes                               (193)        60,923           --           60,923
  Unamortized investment tax credits                  --            4,424           --            4,424
  Operating reserves                                  --            2,836           --            2,836
  Other                                                651          7,277            (72)         7,205
                                                       458         75,460            (72)        75,388




TOTAL CAPITALIZATION AND LIABILITIES             $ 153,357      $ 578,479      $(152,277)     $ 426,202




(1) Includes the consolidated accounts of Honesdale Gas Company, a wholly-owned subsidiary of PG Energy Inc.
(2) Includes the consolidated accounts of Keystone Pipeline Services, Inc., a wholly-owned subsidiary of PG Energy Services Inc.

                PENNSYLVANIA ENTERPRISES, INC. AND SUBSIDIARIES
     Summary of Consolidating Balance Sheet Entries as of December 31, 1998
                             (Thousands of Dollars)

                                                                ENTRY TO         ENTRY TO   ENTRY TO ELIMINATE
                                                ENTRY TO       ELIMINATE        ELIMINATE     INTERCOMPANY
                                               ELIMINATE      INTERCOMPANY       GAIN ON     LONG-TERM DEBT
                                             INVESTMENT IN   ACCOUNTS PAYABLE   INTERCOMPANY   AND ACCRUED
                                             SUBSIDIARIES    AND RECEIVABLE    SALE OF ASSETS   INTEREST       TOTAL

CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common shareholders' investment                $(135,849)     $    --        $    --        $    --        $(135,849)
  Preferred stock of PG Energy -
    Not subject to mandatory redemption, net          --             --             --             --             --
    Subject to mandatory redemption                   --             --             --             --             --
  Long-term debt                                      --             --             --             --             --
                                                  (135,849)          --             --             --         (135,849)

CURRENT LIABILITIES:
  Current portion of long-term debt                   --             --             --           (6,900)        (6,900)
  Notes payable                                       --             --             --             --             --
  Accounts payable
    Suppliers                                         --             --             --             --             --
    Affiliates, net                                   --           (9,392)          --             --           (9,392)
  Accrued general business and realty taxes           --             --             --             --             --
  Accrued interest                                    --             --             --              (64)           (64)
  Other                                               --             --             --             --             --
                                                      --           (9,392)          --           (6,964)       (16,356)



DEFERRED CREDITS:
  Deferred income taxes                               --             --             --             --             --
  Unamortized investment tax credits                  --             --             --             --             --
  Operating reserves                                  --             --             --             --             --
  Other                                               --             --              (72)          --              (72)
                                                      --             --              (72)          --              (72)





TOTAL CAPITALIZATION AND LIABILITIES             $(135,849)     $  (9,392)     $     (72)     $  (6,964)     $(152,277)